Notes

Notes Linked to a International Equity Basket

Issuer	BofA Finance LLC (BofA)
Guarantor	Bank of America Corporation ("BAC")
Principal Amount	$10.00 per unit
Term	Approximately three years
Market Measure	An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: "SX5E"), the FTSE® 100 Index (Bloomberg symbol: "UKX"), the Nikkei Stock Average Index (Bloomberg symbol: "NKY"), the Swiss Market Index (Bloomberg symbol: "SMI"), the S&P/ASX 200 Index (Bloomberg symbol: "AS51") and the Hang Seng® Index (Bloomberg symbol: "HSI"). Each Basket Component is a price return index. The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 7.50% and the Hang Seng® Index will be given an initial weight of 5.00%
Payout Profile at Maturity	• 1-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • A positive return equal to the absolute value of the percentage decline in the level of the Market Measure only if the Market Measure does not decline by more than 15.00% (e.g., if the negative return of the Market Measure is -5.00%, you will receive a positive return of +5.00%) • 1-to-1 downside exposure to decreases in the Market Measure beyond a 15.00% decline, with up to 85.00% of your principal at risk
Capped Value	[$15.00 to $16.00] per unit , a [50% to 60%] return over the principal amount, to be determined on the pricing date.
Participation Rate	100.00%
Threshold Value	85% of the Starting Value of the Market Measure
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/70858/000152041219000955/bac-0dxvfut9kmlr8lil_2791.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
- Your potential for a positive return based on the depreciation of the Market Measure is limited. The absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value is 85.00% of the Starting Value, any positive return due to the depreciation of the Market Measure is limited to 15.00%. Any decline in the Ending Value from the Starting Value by more than 15.00% will result in a loss, rather than a positive return, on the notes.
- Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes. If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.
- Changes in the level of one of the Basket Components may be offset by changes in the level of the other Basket Components.
- The initial estimated value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
- You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
- Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.


80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
Notes Return at Maturity
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
Market Measure Movement
Note Return at Maturity
Direct Investment in Market Measure, Excluding Dividends

The graph above and the table below reflects the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$1.50	-85.00%
-50.00%	$6.50	-35.00%
-20.00%	$9.50	-5.00%
-15.00%[(1)]	$11.50	15.00%
-10.00%	$11.00	10.00%
-6.00%	$10.60	6.00%
-5.00%	$10.50	5.00%
-3.00%	$10.30	3.00%
0.00%	$10.00	0.00%
5.00%	$10.50	5.00%
10.00%	$11.00	10.00%
20.00%	$12.00	20.00%
30.00%	$13.00	30.00%
40.00%	$14.00	40.00%
55.00%	$15.50[(2)]	55.00%
60.00%	$15.50	55.00%
80.00%	$15.50	55.00%

(1) This hypothetical percentage change corresponds to the Threshold Value.

(2) The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

BofA Finance LLC (BofA Finance) and Bank of America Corporation (BAC) have filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BofA Finance and BAC have filed with the SEC for more complete information about BofA Finance, BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. BofA Finance's Central Index Key, or CIK, on the SEC website is 1682472 and BAC's CIK on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BofA Finance and BAC face risks that are specific to their respective businesses, and we encourage you to carefully consider these risks before making an investment in their respective securities.